CORRESPONDENCE

Nixon Peabody LLP

1300 Clinton Square

Rochester, New York 14604

August 3, 2012

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Attn: Lisa Kohl, Staff Attorney

Re: Corning Natural Gas Corporation.

Amendment No. 2 to Registration Statement on Form S-1

Filed July 26, 2012

File No. 333-182386

Ladies and Gentlemen:

This letter sets forth the response on behalf of Corning Natural Gas Corporation (the "Company") to your letter, dated August 1, 2012, setting forth the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission") on the Company's filing listed above. For your convenience, the comments are reproduced below before the Company's answers. Our references are to the preliminary prospectus, subject to completion, dated August 3, 2012 (the "Prospectus"), forming a portion of Amendment No. 2 to the Registration Statement on Form S-1 (No. 333-182386) (the "Registration Statement").

General

1. With the filing of your next amendment, please also file a marked version of the amendment indicating the changes effected in the registration statement by the amendment. Please refer to Rule472(a) of the Securities Act.

Company response:

A marked copy as provided by Rule472(a) of the Securities Act accompanies this letter.

2. We note your response to comment 2 in our letter dated July 23, 2012 and your statement that you do not "expect" that your officers, directors or affiliates will sell their subscription rights. As it still appears that your officers, directors, and other affiliates have the ability to freely transfer the rights registered in this offering, please provide us with a detailed analysis as to how affiliates may transfer the rights without registration under the Securities Act. Alternatively, please revise the prospectus to clarify that it will cover any such resale transactions.

Company response:

The Company has entered into agreements with its directors and executive officers pursuant to which those individuals have agreed not to transfer the subscription rights they receive. The Prospectus has been revised on page 7 under the heading "Frequently Asked Questions about the Rights Offering - Q. May I transfer or sell my subscription rights if I do not want to purchase any shares of common stock?" to refer to the agreements not to transfer their subscription rights. The agreements are described more fully on page 25 under the heading "The Rights Offering - Methods for Transferring and Selling Subscription Rights - Affiliate Transfers Restricted."

Where You Can Find More Information, Page 30

3. In the third and fourth sentences of the third paragraph, your disclosure suggests that you may have the ability to update your prospectus via the incorporation by reference of subsequently filed information. Please note that, unlike Form S-3, Form S-1 does not provide for incorporation by reference of subsequent information. Please refer to Question 113.02 of our Securities Act Forms Compliance and Disclosure Interpretations, which are available on our website. Please revise your disclosure accordingly.

Company response:

The paragraph (now on page 31) has been revised so that there is no suggestion that future filings by the Company will be incorporated by reference.

4. Please also incorporate by reference the current reports on Forms 8-K filed on July30, 2012. Please refer to Item 12(a)(2) of Form S-1 and Question 113.05 of our Securities Act Forms Compliance and Disclosure Interpretations.

Company response:

The Company's Current Reports on Form 8-K filed on July30, 2012 have been expressly incorporated by reference on page 31.

Conclusion

We have reviewed with its management the Company's responsibility under the Securities Act of 1933 for the accuracy and adequacy of the disclosures they have made in the Prospectus and the Registration Statement.

We have also discussed with the Company the following and the Company acknowledges that:

  if the Commission, or the staff acting pursuant to delegated authority, should declare the Registration Statement effective, that action does not foreclose the Commission from taking any action with respect to the filing;
  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company of its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
  the Company may not assert staff comments and the declaration of the effectiveness of the Registration Statement as a defense in any proceeding commenced by the Commission or any person under the federal securities laws of the United States of America.

We have also reviewed Rules 460 and 461 with respect to requests for acceleration. We have advised the company that a request for acceleration is treated as confirmation by the Company of its responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities covered by the Registration Statement. The Company has informed us that, in order to allow its shareholders adequate time to consider whether to exercise or transfer the rights issued to them, it desires to have the Registration Statement declared effective by month end. It expects to request acceleration as soon as practicable after the staff has had the opportunity to review Amendment No. 2.

Please feel free to call me with any questions (585) 263-1307, or in my absence, my colleague John Moragne (585) 263-1315. Thank you.

Very truly yours,

/s/ Deborah J. McLean

Deborah J. McLean